UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.

Announcement of Cash Tender Offer for Any and All of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s 5.95% Tier 2 Subordinated Preferred Capital Notes Due 2024

Item 1

BANCO SANTANDER (MÉXICO), S.A. ANNOUNCES CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.95% TIER 2 SUBORDINATED PREFERRED CAPITAL NOTES DUE 2024

Mexico City, Mexico on September 20, 2018 – Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) today announced that it has commenced a cash tender offer (the “Tender Offer”) in respect of any and all of its outstanding 5.95% Tier 2 subordinated preferred capital notes due 2024 (the “2024 Notes”) pursuant to, and subject to the terms and conditions of, an Offer to Purchase dated September 20, 2018 (the “Offer to Purchase”) and the related notice of guaranteed delivery. The 2024 Notes were initially issued to institutional and qualified investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on December 27, 2013, in an aggregate principal amount of U.S. $1,300,000,000. Capitalized terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

Summary of the Offer to Purchase

The following table sets forth some of the terms of the Tender Offer, which are more fully set out in the Offer to Purchase:

Title of Security	ISIN Number	CUSIP Number	Principal Amount Outstanding	Total Consideration(1)
5.95% Tier 2 Subordinated Preferred Capital Notes due 2024	US05969BAB99 (144A) / USP1507SAD91 (Reg S)	05969B AB9 (144A) / P1507S AD9 (Reg S)	$1,300,000,000	$1,010.50

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(1)	Per $1,000 tendered and not validly withdrawn, plus accrued and unpaid interest from the last interest payment date up to, but not including, the settlement date and any additional amounts.

Pursuant to the Tender Offer, holders who validly tender their 2024 Notes prior to 5:00 p.m., New York City time, on September 26, 2018, unless extended or earlier terminated (such date and time, as the same may be extended, the “Expiration Date”) or who deliver to the depositary and information agent a properly completed and duly executed notice of guaranteed delivery, will be eligible to receive a total consideration for each $1,000 principal amount of 2024 Notes tendered and accepted for payment pursuant to the tender offer of $1,010.50 (the “Total Consideration”). In addition to the Total Consideration, all holders of 2024 Notes tendered and accepted for purchase in the Tender Offer will also be entitled to receive accrued and unpaid interest and any additional amounts, as specified in the Offer to Purchase, on 2024 Notes purchased pursuant to the Tender Offer up to, but excluding, the settlement date.

Tenders of 2024 Notes may be validly withdrawn at any time before the earlier of (a) the Expiration Date, or (b) if the tender offer is extended, the tenth business day after commencement of the Tender Offer. Tenders of 2024 Notes may also be validly withdrawn in the event the Tender Offer has not been consummated within 60 business days after commencement.

The Bank’s acceptance of 2024 Notes that are validly tendered and not validly withdrawn, and payment of the total consideration, are subject to the satisfaction or waiver of a number of conditions, as described in the Offer to Purchase.

The purpose of the Tender Offer is to extend the maturity profile of the Bank’s Tier 2 capital.

The Tender Offer is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the Tender Offer. The Tender Offer is not being made to (nor will tenders of 2024 Notes be accepted from or on behalf of) holders of 2024 Notes in any jurisdiction in which the making or acceptance of the tender offer would not be in compliance with the laws of such jurisdiction. However, the Bank, in its sole discretion, may take such action as it may deem necessary to make or extend the Tender Offer in any such jurisdiction.

Where to obtain information

Banco Santander México has retained Goldman Sachs & Co. LLC and Santander Investment Securities Inc. to serve as the Dealer Managers for the Tender Offer. Global Bondholder Services Corporation is acting as the Information and Tender Agent in connection with the Tender Offer. For additional information regarding the terms and conditions of the Tender Offer, please contact Goldman Sachs & Co. LLC at +1 (800) 828-3182 (toll-free) or +1 (212) 902-6351 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for documents and questions regarding tendering the 2024 Notes may also be directed to Global Bondholder Services Corporation at contact@gbsc-usa.com or by telephone at +1 (212) 430-3774.

The Offer to Purchase may be obtained by holders at the following web address, or by contacting the Tender Agent: http://www.gbsc-usa.com/Santander/

None of Banco Santander México, the Dealer Managers, the Information and Tender Agent or the trustee for the 2024 Notes makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their 2024 Notes, and, if so, the principal amount of 2024 Notes to tender.

***

Forward-Looking Statements

This announcement contains forward-looking statements as to Banco Santander México’s expectations concerning the offering and the tender offer, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in Banco Santander México’s Annual Report on Form 20-F for the year ended December 31, 2017. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this announcement because of new information, future events or other factors. The future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Tender Offer. If any holder of 2024 Notes is in any doubt as to the contents of the Offer to Purchase or the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such notes pursuant to the Tender Offer. None of the company, the Dealer Managers or the Information and Tender Agent or any of their respective directors, employees or affiliates makes any recommendation whether holders should tender notes pursuant to the Tender Offer.

About Banco Santander México (NYSE: BSMX BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2018, Banco Santander México had total assets of Ps.1,379 billion under Mexican Banking GAAP and more than 16.0 million customers. Headquartered in Mexico City, the Company operates 1,376 branches and offices nationwide and has a total of 18,268 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 20, 2018